Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

May 20, 2019

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Black Ridge Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed April 29, 2019
File No. 001-38226

Ladies and Gentlemen:

On behalf of Black Ridge Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated May 10, 2019, relating to the above-captioned Revised Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”). Captions and page references herein correspond to those set forth in amended filing of the Proxy Statement, a copy of which has been marked with the changes from the prior filing of the Proxy Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Revised Preliminary Proxy Statement

Management's Discussion and Analysis Critical Accounting Policies and Estimates

Impairment of Long-Lived Assets, page 128

1.	Reference is made to the last sentence in the first paragraph which states that “AEII/WPT did not identify any impairment losses during the years ended December 31, 2018 and 2017.” This statement is inconsistent with amounts presented and the related disclosures included in World Poker Tour and Allied Esports combined financial statements for the year ended December 31, 2018. In this regard, we note impairment losses were recognized for deferred production costs, intangible assets and investment in ESA. Please revise accordingly.

Securities and Exchange Commission

May 20, 2019

We have revised the disclosure in the Proxy Statement as requested.

Black Ridge Acquisition Corp.

Notes to the Consolidated Financial Statements

Note 2. Basis of Presentation and Significant Accounting Policies

Net income (loss) per share, page F-12

2.	We have reviewed your response to our prior comment 20. Please expand disclosure in this note to describe how adjusted net loss is determined. In this regard, for each period presented, provide a tabular reconciliation of your computation of the line item, income attributable to shares subject to redemption.

We have expanded the disclosure and added a tabular reconciliation of the Company’s computation to the Proxy Statement as requested.

Note 9. Subsequent Events, page F-20

3.	In the second paragraph, please clarify that BROG refers to your sponsor, Black Ridge Oil & Gas, Inc. Further, expand to indicate that including the convertible promissory notes issued during the year ended December 31, 2018, you have issued convertible promissory notes totaling of $450,000 to your sponsor to date, and if the convertible promissory notes were converted, your sponsor would receive an aggregate of 45,000 units.

We have revised the disclosure in the Proxy Statement as requested.

Combined Statements of Cash Flows, page F-25

4.	Reference is made to the cash outflow item “Funding of Investment” of $6,230,038 under cash flows from investing activities. Please provide us with more detail regarding the underlying nature of this amount.

The above-referenced caption on the combined statement of cash flows has been revised to read “Funding of ESA Investment”. The following table provides additional detail regarding the aggregate investment amount:

Securities and Exchange Commission

May 20, 2019

Original investment for purchase of ESA	$888,000
Funding provided for arenas	4,785,044
Payments to unwind majority interest	556,994
Total cash investment	$6,230,038

Note 1 - Background and Basis of Presentation , page F-27

5.	We note that Allied Esports International, Inc. is referred in the notes the financial statements as AEI whereas the rest of the document references AEII. Please fix the inconsistency.

The above-referenced inconsistency has been fixed by referring to AEII within the notes to the combined financial statements in the Proxy Statement as requested.

Note 3 - Significant Accounting Polices, page F-28

6.	We note you recorded impairment losses during the year ended December 31, 2018 for deferred production costs, intangible assets and investment in ESA. In this regard, please revise your notes to the financial statements to include the disclosures required by ASC 820-10-50, specifically with respect to recurring and non-recurring fair value measurements as outlined in ASC 820-10-50-2.

In response to the Staff’s comment, the footnotes to the combined financial statements have been updated to include disclosures relating to recurring and non-recurring fair value measurements as requested.

Note 11 - Related Parties

Bridge Financing, page F-44

7.	Please disclose where the secured convertible promissory notes issued by the parent in the amount of $10 million is classified on the balance sheet at December 31, 2018.

We wish to advise the Staff that the $10 million of secured convertible promissory notes are obligations of the Parent and are not an obligation of the entities that are the subject of the combined financial statements. Therefore, those secured convertible promissory notes are not included in the combined financial statements. The reason for mentioning the Parent financing in the notes to the combined financial statements was in order to disclose the security interest in the assets of Allied Esports and the pledge of the equity of WPT. Notwithstanding the foregoing, the Parent did contribute the $10 million of proceeds to the entities that are the subject of the combined financial statements and that amount is a component of the aggregate “Due to Parent” balance on the combined balance sheet as of March 31, 2019 and December 31, 2018.

Securities and Exchange Commission

May 20, 2019

Stock Options, page F-44

8.	We note from your response to prior comment 24 the credit balance of $779,000 as of September 31, 2018 for stock-based compensation ($766,417 as of December 31, 2018) related to the forfeiture of employee stock options awards that had not vested; however, it is not apparent why stock-based compensation expense related to unvested awards was originally recorded in the income statement if it had not vested as of the date of forfeiture. Please explain in greater detail the facts and circumstances surrounding the reversal and how the recognition of the credit reconciles with your policy on page F-34 which indicates the fair value of awards is recognized over the vesting term.

We wish to advise the Staff that the company records stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation. The company recognizes expense ratably over the vesting term of the granted awards pursuant to ASC 718-10-25-2, based on the grant date value of the award. The company previously elected to amortize awards using the graded-vesting methodology.

During 2015, the company granted stock options to purchase common stock of the Parent to certain employees of WPT. Each award vested annually in four tranches commencing on the one-year anniversary of the grant. Pursuant to the graded-vesting methodology, each tranche was valued as of the grant date and that value was being amortized over the respective one, two, three or four-year period. Accordingly, expense is recognized each month from the grant date to the vesting date for book purposes.

In January 2018, numerous employees forfeited their unvested awards. Pursuant to ASC 718-10-35-3, the Company should only recognize expense for option awards that ultimately vest and should reverse expense taken for unvested option awards in the event of a pre-vesting forfeiture. During the year ended December 31, 2018, the company recorded a credit in the amount of $766,417, which primarily represents the amount expensed during prior periods for unvested stock options which were forfeited during the current period.

Securities and Exchange Commission

May 20, 2019

Note 13 - Commitments and Contingencies Operating Leases , page F-47

9.	Please explain to us why you believe it is appropriate to capitalize rent expense in connection with the LA Lease as deferred production costs. As part of your response, tell us the amount capitalized in each period presented and the period over which it is amortized.

ASC 926, Entertainment – Films permits the capitalization of allocated production overhead costs. Accordingly, the company believes it appropriate to capitalize the rent expense associated with the LA lease, as the sole purpose of the LA office is for the production of film. All production employees work out of that office, including supervisors, producers and editors. The production equipment (editing bays) is also located in that office. As a result, the company has capitalized the entire amount of rent incurred related to the LA lease, which amounted to $416,533 and $404,401 for the years ended December 31, 2018 and 2017, respectively, and $106,474 and $103,373 for the three months ended March 31, 2019 and 2018, respectively. ASC 926 permits an amortization of up to 10 years and the actual amortization amount is proportionate based on actual revenues to date compared to estimated ultimate revenues. WPT’s experience is that the weighted average amortization period is generally in the 3 -5 year time frame, because most of the ultimate revenues are generated in the earlier periods.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:       Mr. Ken DeCubellis